July 8, 2009

Mr. Mark Webb, Legal Branch Chief
U.S. Securities and Exchange Commission, Mail Stop 4561
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:         MB Financial, Inc.
Form 10-K for Fiscal Year Ended December 31, 2008
SEC File No. 000-24566-01

Dear. Mr. Webb:

This letter is in response to your letter dated June 24, 2009 with respect to the above-referenced Form 10-K filing of MB Financial, Inc. (the “Company”).  Your comments are repeated verbatim below in boldface type for your convenience, and our response is presented below the comment.

Form 10-Q for the Quarter Ended March 31, 2009

Note 5 – Loans, page 9

1.	We note your purchase of certain assets and liabilities of Heritage Community Bank from the FDIC on February 27, 2009. Please tell us the following information:

a.
Please tell us and revise your future filings to more clearly disclose how you recorded the purchase of these loans in your financial statements.  Please tell us and disclose how you determined the fair value of the loans purchased and whether the FDIC agreement was contemplated in this determination.

b.
From your disclosure on page 10, you appear to have purchased loans with a total contractual balance of $138.8 million.  However, on page 8 you state that you purchased $159.2 million in loans.  Please reconcile this apparent inconsistency.

c.
Please tell us how you determined the value of the FDIC reimbursement agreement.  In this regard, you disclose on page 10 that you have recorded the value of this agreement at $65.5 million, however, your estimate of uncollectible cash flows on SOP 03-3 loans is only $47 million.

d.	Please tell us and disclose in future filings how you intend to account for this agreement going forward (i.e. indemnification or derivative accounting).

Response:

a.
In future filings, to the extent our purchase of loans originated by Heritage Community Bank is discussed, we will include the following disclosure, “On the acquisition date, the preliminary fair value of SOP 03-3 loans was determined based on assigned risk ratings, expected cash flows and the fair value of the collateral.  The fair value of non SOP 03-3 loans was determined based on preliminary estimates of default probabilities.”

As it relates to the FDIC agreement, we will include the following disclosure, “Due to the loss sharing agreement with the Federal Deposit Insurance Corporation (“FDIC”), the Bank recorded a receivable from the FDIC equal to the corresponding reimbursement percentages on the estimated losses embedded in the fair values of the loans.”

We will also include the following disclosure in “Accounting Policies” footnote, “Purchased loans acquired in a business combination are recorded at estimated fair value on their purchase date and prohibit the carryover of the related allowance for loan losses, which include loans purchased in the Heritage Community Bank acquisition. Purchased loans are accounted for under American Institute of Certified Public Accountants (AICPA) Statement of Position 03-3, Accounting for Certain Loans or Debt Securities Acquired in a Transfer (SOP 03-3), when the loans have evidence of credit deterioration since origination and it is probable at the date of acquisition that the Company will not collect all contractually required principal and interest payments. Evidence of credit quality deterioration as of the purchase date may include statistics such as past due and nonaccrual status. Generally, acquired loans that meet the Company’s definition for nonaccrual status fall within the scope of SOP 03-3. The difference between contractually required payments at acquisition and the cash flows expected to be collected at acquisition is referred to as the nonaccretable difference which is included in the carrying amount of the loans. Subsequent decreases to the expected cash flows will generally result in a provision for loan losses. Subsequent increases in cash flows result in a reversal of the provision for loan losses to the extent of prior charges, or a reversal of the nonaccretable difference with a positive impact on interest income.”

b.
We believe you are adding the contractually required payments receivable for SOP 03-3 loans ($93.2 million) and the March 31, 2009 carrying amount of the non SOP 03-3 loans ($45.6 million).  We did not disclose the contractually required payments receivable for all non SOP 03-3 loans acquired, as this is not required.  The $159.2 million in loans purchased at the acquisition date represents our preliminary estimate of the fair value of all covered assets.  The reduction of the carrying amount of purchased loans from $159.2 million to $158.3 million resulted primarily from loan payments from customers.

c.
In addition to the estimated reimbursements from SOP 03-3 loans, we also estimated reimbursements from non SOP 03-3 loans that were considered in calculating the $65.5 million FDIC reimbursement.  The reimbursements from non SOP 03-3 loans was determined based on our preliminary estimate of default probabilities of these loans.

d.
In future filings, to the extent our FDIC reimbursement agreement is discussed, we will include the following disclosure, “The Company accounts for its loss sharing agreement with the FDIC as an indemnification asset.”

Note 6. Goodwill and Intangibles, page 11

2.
We note that you recorded an intangible asset in connection with your purchase of certain assets and liabilities of Heritage Community Bank.  Please tell us how you concluded that this purchase constituted the acquisition of a business as that term is defined by paragraph 3(d) of SFAS 141(R).  Please revise to include a description of the nature of the intangible asset recorded in connection with this transaction.

Response:

        Paragraph 4 of SFAS 141R states that an entity must determine if the assets acquired and the liabilities assumed in a transaction constitute a business as defined in SFAS 141R.  If the assets acquired are not a business, an entity shall account for the transaction as an asset acquisition.

        Paragraph A4 of SFAS 141R defines a business as an integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing a return in the form of dividends, lower costs, or other economic benefits directly to investors or other owners, members, or participants. A business consists of inputs and processes applied to those inputs that have the ability to create outputs. Although businesses usually have outputs, outputs are not required for an integrated set to qualify as a business. The three elements of a business are defined as follows:

        a. Input: Any economic resource that creates, or has the ability to create, outputs when one or more processes are applied to it. Examples include long-lived assets (including intangible assets or rights to use long-lived assets), intellectual property, the ability to obtain access to necessary materials or rights, and employees.

        b. Process: Any system, standard, protocol, convention, or rule that when applied to an input or inputs, creates or has the ability to create outputs. Examples include strategic management processes, operational processes, and resource management processes. These processes typically are documented, but an organized workforce having the necessary skills and experience following rules and conventions may provide the necessary processes that are capable of being applied to inputs to create outputs. (Accounting, billing, payroll, and other administrative systems typically are not processes used to create outputs.)

        c. Output: The result of inputs and processes applied to those inputs that provide or have the ability to provide a return in the form of dividends, lower costs, or other economic benefits directly to investors or other owners, members, or participants.

        On the date of acquisition, Heritage Community Bank had inputs and processes that applied to those inputs. The Company acquired substantially all of the inputs and processes of Heritage Community Bank.  In accordance with SFAS 141R, the assets acquired and liabilities assumed constitute a business, and the transaction was accounted for as a business combination.

        We propose that in future filings, to the extent our intangible asset resulting from the acquisition of Heritage Community Bank is discussed, we will include the following disclosure, “On February 27, 2009, the Company acquired all of the deposits and approximately $159.2 million in loans, of Glenwood-based Heritage Community Bank.  This transaction generated $2.1 million of core deposit intangibles.  See Note 2 for additional information.”

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the responses contained in this letter, please do not hesitate to contact the undersigned at (847) 653-1991.

Very truly yours,

/s/ Jill. E. York
Jill E. York
Chief Financial Officer and Vice President